UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-28472

CUSIP NUMBER
25387R-40-7

NOTIFICATION OF LATE FILING

(Check one):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: **December 31, 2005**
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____

PART I — REGISTRANT INFORMATION

DIGITAL VIDEO SYSTEMS, INC.
Full Name of Registrant

Not Applicable.
Former Name if Applicable

357 Castro Street, Suite 5
Address of Principal Executive Office *(Street and Number)*

Mountain View, California 94041
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report

on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to an ongoing review of accounting matters by the Registrant, relating to the current period covered by this report, the financial statements to be included in the Registrant's Annual Report Form 10-K are not currently available and could not be completed on the prescribed due date without unreasonable effort or expense. The Registrant expects to file the Form 10-K within fifteen calendar days following the filing deadline.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mali Kuo	650	938-8815
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   No

_____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____DIGITAL VIDEO SYSTEMS, INC._____
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: _____March 31, 2006_____   By: _____/s/ Mali Kuo_____
                                                                              Mali Kuo
                                                                              Chief Executive Officer

DIGITAL VIDEO SYSTEMS, INC.
Form 12b-25
PART IV, ITEM (3)

Explanation: Our net revenue for the year ended December 31, 2005 is currently anticipated to be approximately $68.0 million, as compared to $87.2 million for the year ended December 31, 2004. Our net loss for the year ended December 31, 2005 is currently anticipated to be approximately $5.4 million, which is $7.7 million less than our net loss of $13.1 million reported for the year ended December 31, 2004.

The foregoing statements are forward looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from the above preliminary estimates include possible accounting entries and adjustments that may be made to the Registrant's financial statements in connection with the finalization of the audit for the year ended December 31, 2005.